

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Via U.S. Mail

Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: The Procter & Gamble Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 13, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2010**

Dear Mr. Moeller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Legal Proceedings, page 8

1. We note your disclosure regarding the complaints issued during the past fiscal year by authorities in France, Germany, Italy, Spain and Switzerland. With a view towards future disclosure, please provide us with the information required by Item 103 of Regulation S-K for each of these pending legal proceedings. In responding to this comment, please address whether any non-monetary sanctions are contemplated by the complaints.

Exhibits, page 17

2. We note your disclosure on page 45 of your Annual Report to Shareholders regarding your three bank credit facilities. However, it does not appear that you have filed copies of the credit facilities as exhibits to your Form 10-K. Please advise us as to the consideration you have given to filing these facilities as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K.

3. We note that your Board of Directors amended your Regulations on April 18, 2010 and that you filed the amended Regulations on April 22, 2010 as an exhibit to a Form 8-K. However, it does not appear that you have included the Amended Regulations as an exhibit to the Form 10-K, as exhibit (3-2) is incorporated by reference to your Form 10-Q for the quarter ended September 30, 2006. Please advise or revise accordingly in future filings.

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

Risk Oversight, page 12

4. We note the disclosure in the last paragraph in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Compensation Discussion and Analysis, page 23

STAR Annual Bonus, page 30

5. We note your disclosure on pages 31-32 that the Business Unit Performance Factors used to determine the STAR award are, in general, based on the weighted average of the Business Unit Performance Factors for various business units. Your current disclosure discusses the organic sales growth that occurred in these business units and notes whether the growth was above or below target. However, we note that you have not provided the Business Unit Performance Factors for the individual business units or the performance targets set for these business units. Without this information, investors are not able to determine how you calculated the final value of the STAR award and why the award was appropriate. In future filings please provide the performance targets for each business unit and explain how the actual results achieved by each business unit resulted in the calculation of the Business Unit Performance Factors for the individual business unit. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or

performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. For additional guidance, please refer to Question 118.04 of our Regulation S-K C&DIs.

6. We note your disclosure on page 33 that the Total Company Performance Factor is determined using "a formula previously approved by the Committee." In future filings please disclose this formula.

Business Growth Program ("BGP") Long-Term Incentive, page 35

7. We note your disclosure on page 38 that the Payout Factors for the performance categories are 0%, 0%, 2% and 165%. Based on your disclosure of the targets and cumulative results for fiscal years 2008-09 and 2009-10 for each performance category, it is unclear how you calculated the Payout Factors. We note that your Performance Stock Program, which will be replacing BGP, uses similar performance categories and a similar sliding scale of 0-200%. In future filings please provide a complete description of how you calculated the Payout Factors (or similar factors that will be used under the Performance Stock Program) based on the actual results achieved by the company. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Summary Compensation Table, page 44

8. We note that you currently report the 2009-10 STAR Awards in the bonus column of the Summary Compensation Table. It is unclear why this amount is not reported in the Non-Equity Incentive Plan Compensation column. Please advise.

Security Ownership of Management and Certain Beneficial Owners, page 60

9. We note that BlackRock, Inc. filed a Schedule 13G on January 29, 2010 regarding its ownership of 5.53% of your common stock. However, BlackRock, Inc. is not identified in your definitive proxy statement as a five percent shareholder. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3746 if you have any questions regarding these comments.

Sincerely,

Pamela Long
Assistant Director

cc: E.J. Wunsch (*via facsimile (513) 983-2611*)
        Associate General Counsel
        The Procter & Gamble Company